AUDITORS' REPORT ON RECONCILIATION TO UNITED STATES GAAP

To the Board of Directors of Paramount Energy Operating Corporation, the administrator of Paramount Energy Trust

On March 6, 2009, we reported on the consolidated balance sheets of Paramount Energy Trust (the “Trust”) as at December 31, 2008 and 2007 and the consolidated statements of earnings (loss) and deficit and cash flows for the years then ended. In connection with our audits of the aforementioned consolidated financial statements, we also have audited the related supplemental note entitled "Reconciliation of Canadian and United States Generally Accepted Accounting Principles". This supplemental note is the responsibility of the Trust's management. Our responsibility is to express an opinion on this supplemental note based on our audits.

In our opinion, such supplemental note, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

/s/ KPMG LLP

Chartered Accountants

Calgary, Canada

March 6, 2009

To the Board of Directors of Paramount Energy Operating Company,
as Administrator of Paramount Energy Trust

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) that refers to the audit report on the effectiveness of the Trust’s internal control over financial reporting. Our report to the unitholders dated March 6, 2009 is expressed in accordance with Canadian reporting standards, which do not require a reference to the audit report on the effectiveness of the Trust’s internal control over financial reporting in the financial statement auditors’ report.

/s/ KPMG LLP

Chartered Accountants

Calgary, Canada

March 6, 2009

 RECONCILIATION OF FINANCIAL STATEMENTS TO ACCOUNTING PRINCIPLES GENERALLY

ACCEPTED IN THE UNITED STATES

The consolidated financial statements of the Trust have been prepared in accordance with Canadian GAAP which, in most respects, conform to US GAAP. Significant differences between Canadian and US GAAP, as they apply to the Trust, are as follows:

Consolidated statements of earnings (loss)

(thousands of Canadian dollars, except for per Trust Unit amounts)

	Year Ended December 31
	2008	2007

Net earnings (loss)- Canadian GAAP, as reported	$ 30,785	$ (32,859)
US GAAP adjustments:
Accretion expense on convertible debentures (c)	1,346	1,138
Accounting for trust unit based compensation (d)	3,321	3,524
Net earnings (loss) – US GAAP	$ 35,452	$ (28,197)
Net earnings (loss) per Trust Unit before change in redemption value of Trust Units – US GAAP
Basic	$ 0.32	$ (0.29)
Diluted	$ 0.31	$ (0.29)

Consolidated balance sheets

(thousands of Canadian dollars)

	As at December 31, 2008		As at December 31, 2007
	Cdn GAAP	US GAAP	Cdn GAAP	US GAAP

Short-term financial instrument asset (a)	45,262	45,262	18,447	18,447
Long-term financial instrument asset (a)	13,406	13,406	1,564	1,564
Share-based compensation liability (d)	---	(2,318)	---	(791)
Convertible debentures (c)	(227,366)	(236,034)	(224,135)	(236,110)
Other assets (c)	---	4,601	---	6,558
Temporary equity (b)	---	(513,439)	---	(621,191)
Unitholders’ capital (b)	(1,108,453)	---	(1,083,250)	---
Contributed surplus (d)	(12,873)	---	(8,446)	---
Equity component of convertible debentures (c)	(7,335)	---	(7,338)	---
Deficit (a) (b) (c) (d)	871,235	262,398	768,099	296,462

a)  Derivative financial instruments

Under US GAAP, entities are required to account for derivative financial instruments in accordance with the Financial Accounting Standards Board (“FASB”) Statement No. 133 “Accounting for Derivative Instruments and Hedging Activities” (“FAS 133”), which requires that all derivatives be recognized as assets and liabilities on the balance sheet and measured at fair value.  Gains or losses, including unrealized amounts, on derivatives that have not been designated as hedges, or were not effective as hedges, are included in income as they arise.

Under US GAAP, the physical fixed-price forward natural gas sales contracts entered into by PET qualify as derivatives and have not been designated as hedges by the Trust.  Effective January 1, 2007 the Trust adopted new Canadian accounting standards for financial instruments which required the Trust to record gains and losses, including unrealized amounts on its physical fixed-price forward natural gas sales contracts, directly to earnings.  As a result, for 2007 and 2008 there is no accounting difference between Canadian and US GAAP.

b)  Unitholders’ equity

Unitholders’ equity consists primarily of Trust Units. The Trust Units are redeemable at any time on demand by the holders, which is required for PET to retain its Canadian mutual trust fund status. The holders are entitled to receive a price per Trust Unit equal to the lesser of 90 percent of the weighted average trading price of the Trust Units on the principal market on which they are traded for the 10 day period after the Trust Units have been validly tendered for redemption and the closing market price of the Trust Units on the redemption date.

Under US GAAP, it is required that equity with a redemption feature be presented as temporary equity between the liability and equity sections of the balance sheet. The temporary equity is shown at an amount equal to the redemption value based on the terms of the Trust Units. Changes in the redemption value from year to year are charged to accumulated earnings. All components of Unitholders’ equity related to Trust Units are eliminated. For the year ended December 31, 2008 temporary equity decreased by $107.8 million corresponding to the decrease in the redemption value of the Trust Units for the respective period.  For the year ended December 31, 2007, temporary equity decreased by $329.5 million corresponding to the decrease in the redemption value of the Trust Units for the respective period.

c)

Convertible Debentures

The Trust’s outstanding convertible debentures are “conventional” convertible debentures for US GAAP purposes and are therefore classified entirely as debt on the Trust’s balance sheet.  As a result, the Trust has reclassified $7.3 million ($7.3 million in 2007) related to the equity component of convertible debentures under Canadian GAAP to the convertible debentures liability for US GAAP.  In addition, $1.3 million ($1.1 million in 2007) in accretion expense related to the equity component of convertible debentures for Canadian GAAP has been reversed for US GAAP.  Under US GAAP fees related to the issuance of convertible debentures are not netted against the corresponding debt instrument.  This resulted in a reclassification from convertible debentures to other assets in the amount of $4.6 million (2007 - $6.6 million).

d)

Accounting for Share-based compensation

In accordance with FASB Statement No. 123R “Share-Based Payments”, rights granted under the Trust’s Unit Incentive Plan and Bonus Rights Plan (“Incentive Rights”) are considered liability awards whereas under Canadian GAAP they are being accounted for as equity awards. Under Canadian GAAP, Incentive Rights are fair valued at grant date and recognized in earnings over the expected life of the Incentive Right.  For US GAAP, outstanding Incentive Rights were measured at fair value on January 1, 2006 and recorded as a liability on the Trust’s balance sheet, with an charge to net earnings. The liability was reduced for exercises of Incentive Rights during the year. The liability for outstanding Incentive Rights was re-valued again on December 31, 2007 and December 31, 2008 and will be re-valued at each balance sheet date, with the differences in fair value in each period being charged to earnings.  Contributed surplus amounts recorded in respect of Incentive Rights under Canadian GAAP have also been eliminated under US GAAP.  In accordance with US GAAP an Incentive Right forfeiture rate of 12.5% is factored into share-based compensation expense, whereas for Canadian GAAP forfeitures are accounted for in the period in which they occur.

e)

Income Taxes

The Trust adopted FASB Interpretation 48, Accounting for Uncertainty in Income Taxes ("FIN 48") on January 1, 2007. The implementation of the provisions under FIN 48 did not have a material impact on the U.S. GAAP financial statements of the Trust and no adjustment to the beginning balance of retained earnings was required due to the adoption of FIN 48.

PET is subject to Canadian federal and provincial income taxes. The years 2003 through 2007 are open for examination. No taxation years have been examined by the Canada Revenue Agency since the Trust’s inception.

PET's continuing practice is to recognize interest and penalties related to income tax uncertainties in interest expense.  Included in interest expense for the year ended December 31, 2008 was nil for interest and penalties (year ended December 31, 2007 – nil).  At December 31, 2008, the Trust had nil accrued for interest and penalties (December 31, 2007 - nil).

f)

Recent U.S. Accounting Pronouncements

In December 2007, the FASB issued SFAS 141R, "Business Combinations" and SFAS 160, "Non-Controlling Interests in Consolidated Financial Statements". The new statements require most identifiable assets, liabilities, non-controlling interests, and goodwill acquired in a business combination to be recorded at "full fair value" and require non-controlling interests to be reported as a component of equity, which changes the accounting for transactions with non-controlling interest holders. The new statements are the result of a joint project with the International Accounting Standards Board. Both statements are effective for periods beginning on or after December 15, 2008.  Management is in the process of reviewing the requirements of these recent statements, which will be applicable to new acquisitions and the classification of non-controlling interests respectively.

On January 1, 2008, the Trust adopted the FASB statement FAS 157, “Fair Value Measurements,” which defines fair value, establishes a framework for measuring fair value in U.S. GAAP pronouncements and expands the disclosure requirements for fair value measurements. Prior to FAS 157, various definitions of fair value existed with limited guidance for application of these definitions in U.S. GAAP. Fair value under this standard is focused on a market-based measurement as opposed to an entity-specific measurement. This standard establishes a fair value hierarchy which distinguishes between market participant assumptions based on market data obtained from independent sources and the reporting entity’s own assumptions about the market. The Trust’s financial assets and liabilities that are recorded at fair value on a recurring basis have been categorized into one of the three categories based upon fair value hierarchy in accordance with FAS 157. Fair values of assets and liabilities included in Level 1 are determined by reference to quoted prices in active markets for identical assets and liabilities. Assets and liabilities in Level 2 include valuations using inputs other than quoted prices for which all significant outputs are observable, either directly or indirectly. Level 3 valuations are based on inputs that are unobservable and significant to the overall fair value measurement. All of PET’s assets and liabilities are included in either Level 1 or Level 2.

In March 2008, the FASB issued FAS 161, “Disclosures about Derivative Instruments and Hedging Activities — An amendment of FASB Statement 133.” This standard requires qualitative disclosures about the objectives and strategies for using derivatives, quantitative data about the gains and losses on derivative contracts and details of credit-risk-related contingent features. The standard also requires the disclosure of the location and amount of derivative instruments in the financial statements in a tabular format. This standard is effective for the Trust on January 1, 2009 and would require additional disclosures in a US GAAP set of financial statements.

In May 2008, the FASB issued FAS 162, “The Hierarchy of Generally Accepted Accounting Principles.” This standard identifies the sources of accounting principle and the framework for selecting the principles to be used in the preparation of financial statements. This standard is effective as of November 13, 2008. The application of FAS 162 did not have an impact on the Trust’s 2008 financial statements.